CNS Pharmaceuticals, Inc.

2100 West Loop South, Suite 900

Houston, TX 77027

February 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	CNS Pharmaceuticals, Inc.
Registration Statement on Form S-3
File No. 333-252471

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, CNS Pharmaceuticals, Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on February 3, 2021, or as soon thereafter as possible on such date.

Very truly yours,

CNS Pharmaceuticals, Inc.

By: /s/ Christopher Downs
Name: Christopher Downs
Title: Chief Financial Officer